For Immediate Release

FORDING PRESENTATION AVAILABLE ON WEBSITE

“REJECT the Sherritt/Teachers’ Offer
Fording/Teck Provides Greater Value”

CALGARY — December 23, 2002 — Fording Inc. (TSX/NYSE: FDG) announced today that, in conjunction with the unanimous recommendation from its Board of Directors that shareholders reject the new cash and exchange rights offer from Sherritt Coal Partnership II, it has posted a presentation for investors on the Company website, www.fording.ca.

Fording is Canada’s largest and most productive producer of export metallurgical coal. Its three mines in southern British Columbia produce high-quality metallurgical coal for the international steel industry. The Company’s Alberta mining operations supply thermal coal to electrical utilities. Fording is also the world’s largest producer of the industrial mineral wollastonite.

For further information, contact:

Investors Mark Gow, CA Director, Investor Relations Fording Inc. (403) 260 9834	Media John Lute Lute & Company (403) 260 9876 or (416) 929 5883 ex 222